FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Director/PDMR Shareholding announcement made on 8 November 2005
	2.	Director Declaration announcement made on 9 November 2005
	3.	Issue of Equity announcement made on 9 November 2005
	4.	Supplementary Prospectus announcement made on 9 November 2005
	5.	Publication of Prospectus announcement made on 21 November 2005
	6.	Director/PDMR Shareholding announcement made on 21 November 2005
	7.	Directorate Change announcement made on 23 November 2005
	8.	Dividend Declaration announcement made on 23 November 2005
	9.	Dividend Declaration announcement made on 23 November 2005
	10.	Issue of Equity announcement made on 29 November 2005

Enclosure No. 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

ii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

N/A

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.36

14. Date and place of transaction

7 November 2005

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

66,755

16. Date issuer informed of transaction

7 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2005

----------------------------------------------------------------------------------------------------------

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

N/A

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.36

14. Date and place of transaction

7 November 2005

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

156,824

16. Date issuer informed of transaction

7 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2005

----------------------------------------------------------------------------------------------------------

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

N/A

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.36

14. Date and place of transaction

7 November 2005

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

165,046

16. Date issuer informed of transaction

7 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2005

----------------------------------------------------------------------------------------------------------

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

N/A

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.36

14. Date and place of transaction

7 November 2005

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

1,941

16. Date issuer informed of transaction

7 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2005

--------------------------------------------------------------------------------------------------------------

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

N/A

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.36

14. Date and place of transaction

7 November 2005

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

3,896

16. Date issuer informed of transaction

7 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2005

----------------------------------------------------------------------------------------------------------

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Bernard Higgins

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

N/A

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.36

14. Date and place of transaction

7 November 2005

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

563

16. Date issuer informed of transaction

7 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2005

----------------------------------------------------------------------------------------------------------

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

N/A

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.36

14. Date and place of transaction

7 November 2005

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

10,757

16. Date issuer informed of transaction

7 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2005

----------------------------------------------------------------------------------------------------------

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

N/A

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£16.36

14. Date and place of transaction

7 November 2005

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

10,347

16. Date issuer informed of transaction

7 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 November 2005

Enclosure No. 2

The Royal Bank of Scotland Group plc

Director Declaration

Pursuant to Listing Rule 9.6.14R, The Royal Bank of Scotland Group plc ("the
Group") announces that Joseph Patrick MacHale, a Non-executive Director of the
Group has been appointed as a Non-executive Director of Brit Insurance Holdings
PLC on 9 November 2005.

Hew Campbell

Deputy Secretary

The Royal Bank of Scotland Group plc

Tel: 0131 626 4099

9 November 2005

Enclosure No. 3

THE ROYAL BANK OF SCOTLAND GROUP

COMPLETES US$ 550 MILLION PREFERENCE SHARE ISSUE

09 November 2005

The Royal Bank of Scotland Group plc ("the Group") has completed the issue of
22,000,000 Category II Non-cumulative Dollar Preference Shares designated Series
P ("the Series P Dollar Preference Shares"). The proceeds of the issue of the
Series P Dollar Preference Shares, after deducting underwriting commissions, amount to approximately US$533,000,000. Application has been made for the Series
P Dollar Preference Shares to be listed on the New York Stock Exchange.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series P Dollar Preference
Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State. Further, no Series P Dollar Preference Shares will be offered to the public in the UK.

For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt                                            Ron Huggett

Group Finance Director                               Director Capital Management

Executive House G                                    280 Bishopsgate

RBS Gogarburn                                        London

PO Box 1000                                          EC2M 4RB

Edinburgh                                            Tel: 020 7085 4925

EH12 1HQ

Tel: 0131 523 2028

Citigroup

Alan Patterson

Managing Director

Citigroup Global Markets Limited

Citigroup Centre

33 Canada Square

Canary Wharf

London

E14 5LB

Tel: 020 7986 8990

Enclosure No. 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc / The Royal
Bank of Scotland plc £35,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9091t_-2005-11-9.pdf

A copy of the Supplementary Prospectus is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North
Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director of Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL:      020 7085 4925

FAX:     020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus)
only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you
must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 5

THE ROYAL BANK OF SCOTLAND GROUP PLANS

SECURITISATION

21st of November 2005

The Royal Bank of Scotland Group plc is pleased to announce that its principal subsidiary The Royal Bank of Scotland plc plans to securitise part of its UK credit card receivables, which it has done in the past, under its successful
Arran funding programme. Marketing will take place over the next couple of weeks for a circa. US$3bn issue targeting both the 3 year and 5 year maturities with pricing expected during the week commencing 5th December 2005. Attached to this announcement is the Preliminary Final Terms document for Series 2005-A ("the
Securities") which will be filed with the SEC.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Securities in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State.
Further, no Securities will be offered to the public in the UK.

http://www.rns-pdf.londonstockexchange.com/rns/4053u_-2005-11-21.pdf

For further information, please contact;

The Royal Bank of Scotland Group plc

Richard O'Connor                                     Ron Huggett

Head of Investor Relations                           Director, Capital Management

280 Bishopsgate                                      280 Bishopsgate

London                                               London

EC2M 4RB                                             EC2M 4RB

Tel: 020 7672 1758                                   Tel: 020 7085 4925

Enclosure No. 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

ii

3. Name of person discharging managerial responsibilities/director

Howard John Moody

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director  named in 3 and identify the connected person

N/A

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Howard John Moody

8 State the nature of the transaction

        Acquisition and disposal of shares pursuant to exercise of Executive
        Share Options and Medium Term Performance Plan Nil Cost Option. (see
        table below)

9. Number of shares, debentures or financial instruments relating to shares acquired

30,593

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

20,040

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Type of Transaction                            No. of Shares     Price per share

Exercise of The Royal Bank of Scotland
Group plc, Executive Share Option Scheme
- 1999                                                19,309              £11.18

Exercise of The Royal Bank of Scotland
Group plc, Medium Term Performance Plan -
2002                                                  11,284     Nil Cost Option

Sale of ordinary shares of 25p each                   20,040              £17.03

14. Date and place of transaction

21 November 2005

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

32,405

16. Date issuer informed of transaction

21 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

21 November 2005

Enclosure No. 7

The Royal Bank of Scotland Group plc

Appointment of Non-executive Director

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce that
Mrs Janis Kong has been appointed as a Non-executive Director of the Group with effect from 1 January 2006.

Mrs Kong is currently Executive Chairman of Heathrow Airport Limited and a
Director of BAA PLC and Portmeirion Group PLC.

Commenting on the appointment Sir George Mathewson, Chairman of the Group, said:
"I am delighted that Janis has agreed to join the Group Board. Her extensive commercial and retail experience together with her knowledge of running a customer focused business make her a further strong addition to our Board."

23 November 2005

Contact Details:

Carolyn McAdam

Head of Media Relations

0131 523 2055

07796 274 968

Richard O'Connor

Head of Investor Relations

0207 672 1758

Enclosure No. 8

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D - P NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR
THE THREE MONTHS TO 31 DECEMBER 2005.

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by
American Depositary Shares, for the three months to 31 December 2005. The dividends will be paid on 30 December 2005 at the undernoted rates to holders on the register at the close of business on 15 December 2005. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted
American Depositary Shares is 15 December 2005.

Series                                                Dividend payable per share
Series D                                                    US$0.51328125
Series E                                                    US$0.50625
Series F                                                    US$0.478125
Series G                                                    US$0.4625
Series H                                                    US$0.453125
Series I                                                    US$0.50
Series K                                                    US$0.4921875
Series L                                                    US$0.359375
Series M                                                    US$0.40
Series N                                                    US$ 0.396875
Series P (from date of issue 9 November 2005)               US$ 0.2214

DIVIDEND ON SERIES 1 NON-CUMULATIVE EURO PREFERENCE SHARES OF €0.01 FOR THE
PERIOD FROM 29 NOVEMBER 2004 TO 31 DECEMBER 2005

The Directors have declared the specified dividends on the undernoted Series of non-cumulative convertible euro preference shares for the period from 29
November 2004 to 31 December 2005. The dividends will be paid on 30 December
2005 at the undernoted rates to holders on the register at the close of business on 15 December 2005.

Series                                        Dividend payable per share
Series 1                                      €59.89

DIVIDEND ON SERIES 1 NON-CUMULATIVE STERLING PREFERENCE SHARES OF £0.01 FOR THE
YEAR TO 31 DECEMBER 2005

The Directors have declared the specified dividends on the undernoted Series of non-cumulative convertible preference shares of £0.01 each for the year to 31
December 2005. The dividends will be paid on 30 December 2005 at the undernoted
rates to holders on the register at the close of business on 15 December 2005.

Series                                        Dividend payable per share
Series 1                                      £73.87

Enclosure No. 9

Dividend on 11 Per Cent and 5.5 Per Cent Cumulative Preference Shares for the
Half Year to 30 September 2005

The Royal Bank of Scotland Group plc

23 November 2005

The Directors have declared a half-yearly dividend on the 11 per cent and 5.5 per cent £1 cumulative preference shares. The dividend will be paid on 30
December 2005 at the rate of 5.5 per cent and 2.75 per cent respectively and will be paid to those preference shareholders on the register at the close of business on 2 December 2005.

Enclosure No. 10

The Royal Bank of Scotland Group plc

THE ROYAL BANK OF SCOTLAND GROUP PLC PLANS TO ISSUE NON-CUMULATIVE TRUST
PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("RBSG") intends to issue Non-Cumulative
Trust Preferred Securities (the "Securities") denominated in Euros through RBS
Capital Trust C.

Application will be made to the UK Listing Authority for the Securities to be admitted to the official list of the UK Listing Authority and to the London
Stock Exchange plc (the "LSE") for the Securities to be admitted to trading on the LSE's Professional Securities Market. It is expected the Securities will qualify as Innovative Tier One Capital for RBSG. It is intended that the net proceeds of the offering will be used for general corporate purposes.

The Group is being advised in connection with the issue by the RBS Financial
Markets, with JP Morgan Securities and UBS acting as senior co-managers.

The Securities have not been and will not be registered under the United States
Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and may not be offered, sold or delivered in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under the Securities Act) unless registered under The Securities Act or an exemption from the registration requirements of the Securities Act is available.
The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under The
Securities Act.

For further information, please contact:

The Royal Bank of Scotland Group plc;

Fred Watt                                            Ron Huggett
Group Finance Director                               Director, Capital Management
RBS Gogarburn                                        280 Bishopsgate
Edinburgh                                            London
EH12 1HQ                                             EC2M 4RB
Tel: 0131 523 2028                                   Tel: 0207 085 4925

The Royal Bank of Scotland Financial Markets

Gordon Taylor
Director, Primary Markets
135 Bishopsgate
London
EC2M 3UR
Tel: 0207 085 1217

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 November 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat